

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2008

Via U.S. Mail

Howard Malovany, Senior Vice President
Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

> **Re: Wm. Wrigley Jr. Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 26, 2008**
> **File No. 1-00800**

Dear Mr. Malovany:

We have reviewed your response letter dated July 14, 2008, the revised filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 18

Background to the Merger, page 18

1.   We refer you to disclosure regarding the April 17, 2008 meeting between the board of directors and Goldman Sachs. Please expand your disclosure to clarify the considerations of the board that factored into in authorizing Goldman Sachs to indicate to Mars the board's willingness to "accept a transaction at $80 per share."

Legal Proceedings Regarding the Merger, page 59

2.   Please update the disclosure to reflect material developments that have occurred with respect to the proceedings referenced.

3.   Please expand your disclosure to describe in more specific terms the claims raised in the amended consolidated complaint filed by Insulators and Asbestos Workers and Cora Bennett. We note that the complaint avers that the contemplated sale of Wm. Wrigley Jr. Company is the result of an unfair process due to, among other things, the inadequacy of the price per share being offered to shareholders and the terms of the benefits to be received by the directors and officers upon consummation of the transaction.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. C. Duru
       C. Moncada-Terry